UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Eastside Distilling, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

27780 21 04

(CUSIP Number)

WATB ISA, LLC

3 Corporate Place, #220

Irvine, CA 92606

Telephone: 949-338-5321

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27780 21 04

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
WATB ISA, LLC. 27-1876296
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,000,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 20,000,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	20,000,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.30% (2)
12.	Type of Reporting Person (See Instructions) OO
(1)	Includes warrants to purchase 10 million shares of common stock issued to the Reporting Person on June 9, 2016.

(2)	Based on 93,603,452 shares of common stock outstanding on June 30, 2016 following the final closing of a subject private placement

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lawrence Hirson
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,000,000 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 20,000,000 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	20,000,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.30% (3)
12.	Type of Reporting Person (See Instructions) IN
(1)	Includes warrants to purchase 10 million shares of common stock issued to the Reporting Person on June 9, 2016.

(2)	Lawrence Hirson is the manager of the WATB ISA, LLC and in that capacity has voting and dispositive power over the shares owned by WATB ISA, LLC. Mr. Hirson does not himself own any securities of the issuer.

(3)	Based on 93,603,542 shares of common stock outstanding on June 30, 2016 following the final closing of a subject private placement.

Item 1(a)	Name of Issuer:

Eastside Distilling, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1805 SE Martin Luther King Jr. Blvd. Portland, OR 97214

Item 2(a)	Name of Person Filing:

WATB ISA, LLC
Lawrence Hirson, Manager of WATB ISA, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of each of WATB ISA, LLC and Mr. Hirson is:

3 Corporate Park Drive, #220
Irvine, CA 92606

Item 2(c)	Citizenship:

WATB ISA, LLC—Nevada limited liability company

Lawrence Hirson—USA

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP No.:

27780 21 04

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

The statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a)	Amount beneficially owned: 20,000,000 (1)(2)

(b)	Percent of class: 19.30%(3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 20,000,000 shares (1)(2)

(ii)	Shared power to vote or direct the vote; 0 shares

(iii)	Sole power to dispose of or direct the disposition of: 20,000,000 shares (1)(2)

(iv)	Shared power to dispose or direct the disposition of: 0

(1)      All of the shares are owned beneficially by WATB ISA, LLC. Lawrence Hirson may be deemed to possess voting and dispositive power in his capacity as manager of WATB ISA, LLC; however Mr. Hirson disclaims beneficial ownership of these shares

(2)      Includes warrants to purchase 10 million shares of common stock issued to the Reporting Person on June 9, 2016.

(3)      Based on 93,603,452 shares of common stock outstanding on June 30, 2016 following the final closing of the subject private placement.

Item 5.	Ownership of Five Percent of Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2016

WATB ISA, LLC

	By:	/s/ Lawrence Hirson
Name: Lawrence Hirson
Title: Manager

/s/ Lawrence Hirson
Lawrence Hirson

Exhibit Index

A. Agreement of Joint Filing

Exhibit A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13G, dated on or about July 6, 2016, containing the information required by Schedule 13G, for the shares of Common Stock of Eastside Distilling, Inc. held by WATB ISA, LLC., a Nevada limited liability company and with respect to Lawrence Hirson, the manager of WATB ISA, LLC, such other holdings as may be reported therein.

Dated: July 6, 2016

WATB ISA, LLC

By:	/s/ Lawrence Hirson
Name: Lawrence Hirson
Title: Manager

/s/ Lawrence Hirson
Lawrence Hirson